December 7, 2010

Chanda DeLong
Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Credit Suisse First Boston Mortgage Securities Corp.,
Form S-3 Registration Statement
File No.: 333-157784-02

Dear Ms. DeLong:

In accordance with Rule 461 of the Securities Act of 1933, as amended, (the “Act”) we request that the Securities and Exchange Commission (the “Commission”), pursuant to its authority under Section 8(a) of the Act, accelerate the effectiveness of Registration Statement File No. 333-157784-02 to 10:30 a.m., Eastern Standard Time, December 8, 2010, or as soon thereafter as practicable.

Credit Suisse First Boston Mortgage Securities Corp. (the “Company”) hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By:	/s/ Peter Sack
Name:	Peter Sack
Title:	Director